EX. 17.1

Resignation Letter of Robert H. Lutz, Jr.

To the Board of Directors:

As discussed during our September meeting in Dallas, it is time for me to proceed with the announcement of my retirement. Consequently, I submit my resignation as Chairman and CEO  effective December 1, 2015. I am confident in the management team’s ability to execute our plan resulting in continued revenue growth from both our CellerateRX and bone wax product lines. I have never been more confident in the opportunity before the company.

It has been a pleasure to be associated with the company and each of you and I will continue to offer my support to further the success of the company.

Best regards.

Robert Lutz, Jr.